29 November 2010

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:     AstraZeneca, Plc
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of 15 November 2010, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2009.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2009.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely

/s/ S Lowth
S Lowth
Chief Financial Officer

Research and Development Strategy, page 22

1.  You have provided proposed disclosure in response to comment one for two externalization arrangements that you have determined to be significant.  Please revise that disclosure to: specify your criteria for deeming an arrangement to be significant, disclose the amounts in aggregate for non-significant arrangements, clarify how many of the 60 major externalization deals were M&A transactions and how many were collaborations and, relating to the BMS arrangement, in addition to the disclosed total payments made, disclose the amount paid in each of the three years presented.

We propose including the following additional disclosure in the Financial Review section of our 2010 Annual Report and Form 20-F Information:

The Group has completed X externalization transactions over the past three years, X of which were acquisitions and X of which were strategic alliances and collaborations. Details of our significant externalization transactions are given below. The Group determines these to be significant using a range of factors. We look at the specific circumstances of the individual externalization arrangement and apply several quantitative and qualitative criteria. Because we consider our externalization strategy to be an extension of our research and development strategy, the expected total value of development payments under the transaction and its proportion in our annual R&D spend, both of which are proxies for overall research and development effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialization activities (for example, the number of staff). Qualitative factors we consider in our determination whether an externalization arrangement is significant include, without limitation, new market developments, new territories, new areas of research and strategic implications.

Based on the application of the quantitative and qualitative factors described above, we have determined that the following two externalization arrangements are significant:

•
In January 2007, AstraZeneca signed an exclusive co-development and co-promotion agreement with Bristol-Myers Squibb (BMS) for the development and commercialisation of saxagliptin, a dipepityl peptidase IV inhibitor (DPPIV) for the treatment of Type II diabetes, and dapagliflozin, a selective sodium-glucose co-transporter 2 (SGLT2) inhibitor. The agreement is global with the exception of Japan, which is the only excluded territory. Under each agreement the two companies jointly develop the clinical and marketing strategy and share commercialization expenses on a global basis. To date, AstraZeneca has made upfront and milestone payments totaling $300m for saxagliptin and $50m for dapagliflozin and may make future milestone payments until launch of up to $350m on dapagliflozin. Following launch, profits and losses globally are shared equally.  The Group made milestone payments to BMS of $Xm in 2010, $Xm in 2009 and $Xm in 2008.

•
In December 2009, AstraZeneca and Targecept Inc. entered into an in-license agreement for AZ to obtain exclusive global development and commercialization rights to Targacept’s investigational product for major depressive disorder (MDD), TC-5214. TC-5214, which recently completed a phase IIb clinical trial, is a nicotinic channel blocker that is thought to treat depression by modulating the activity of various neuronal nicotinic receptor (NNR) subtypes. Under the deal, AstraZeneca made an upfront payment of $200m and may make milestone payments up to a total of $540m up to launch. In addition, Targacept will be entitled to receive royalties on worldwide product sales and additional milestone payments linked to worldwide product sales.

In aggregate, milestone payments under the Group’s other externalization arrangements totalled $Xm in 2010, $Xm in 2009 and $Xm in 2008, and the Group recognized other income in respect of these other externalization arrangements totalling $Xm in 2010, $Xm in 2009 and $Xm in 2008.

Development Pipeline, page 196

2.  On page 55 you indicate 11 projects in Phase III, 34 projects in Phase II, 44 projects in Phase I and 43 projects in pre-clinical (132 projects total).  Please tell us if you consider any of these projects to be significant.  Starting on page 196 you provide information on each project.  You state in response to comment one that you do not consider it relevant or appropriate to provide further breakdowns by Therapy Area but do not explain the basis for that statement.  Please tell us why you do not believe investors would find historical research and development expense by Therapy Area useful information.  Provide us a breakdown of research and development expense for 2009 by Therapy Area and by Phase III/II/I/pre-clinical showing any individually significant projects separately.

In determining whether a pipeline project is significant for disclosure, we perform an analysis very similar to the one outlined in our response to comment one in your letter of 28th September. Applying this framework to draw a threshold for disclosure purposes, no current projects are considered significant.

We believe that our disclosures should provide information to investors that is material and allows them to view the financial and operating performance of the business in the same way as Group management. As we note on page 128, all significant operating decisions made by AZ’s chief decision-making body, whether in assessing performance or allocating resources, are made on an integrated basis, substantially in the form of, and on the same basis as the Group’s IFRS Financial Statements. Since the Group does not collect and monitor R&D expenditure according to a matrix of therapy area and stage of research and development, we do not believe that producing this additional information by Therapy Area would therefore be relevant for investors.

Further, we respectfully refer you to our earlier response to question 9 of your letter dated September 28, 2010, in which we stated that:

•	Our R&D expenditure is managed on a global basis; and
•
The development expenditure on any one project is influenced by the overall amount of expenditure that we make on R&D in any one year, and we manage our R&D spend in total rather than on a project-by-project basis or on a therapy area basis.

In addition, we believe that the following factors are critical and relevant when understanding our conclusion that this analysis is not useful in predicting the future performance of the Group and is not relevant and even potentially misleading to investors:

(i)	the uncertainty that exists for projects in development;
(ii)	the significant time span between when development costs are incurred and revenues and profits are eventually realized; and
(iii)	the absence of a clear link between the amount of eventual revenue generated from an individual product and the cost of developing such product.

Given that research and development expenses are not split by Therapy Area or by Phase III/II/I projects  since they are not required for internal reporting purposes, this information does not exist in that form currently in the business. In order to provide this information we would have to use  considerable time and effort to define, compile and reconcile this information.  We respectfully ask you to reconsider your request.